Item 1.  Security and Issuer.
-----------------------------

               The securities to which this statement (the "Schedule 13D") relates are the shares of Common Stock (the "Stock") of Quality Products, Inc. (the "Company"). The Company's principal executive office is located at 560 Dublin Avenue, c/o Multipress, Inc., Columbus, Ohio 43215.

Item 2.  Identity and Background.
---------------------------------

                  This Schedule 13D is filed by Mr. Murray Koppelman (the "Reporting Person"). The Reporting Person's business address is 575 Lexington Avenue, New York, New York 10022. The Reporting Person is a citizen of the United States. The Reporting Person is president and sole shareholder of Eastlake Securities, Inc., a registered broker-dealer ("Eastlake"). During the last five years, neither Koppelman nor Eastlake has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

                  The source of funds used to effect the August 7, 1997 purchase of the Company's "6% Convertible Note due August 31, 2001" (the "Note") was the personal funds of the Reporting Person. The Reporting Person also advanced funds on behalf of Richard W. Cohen, the Company's legal counsel and secretary ("Cohen"), to assist Cohen in effecting his purchase of a 50% proportionate interest in the Note. The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Agreement of Intent (as defined)dated August 8, 1997 and the Agreement (as defined) dated August 7, 1997. The Agreement provided that (i) Cohen has a 50% interest in the Note, including all proceeds deriving therefrom and (ii) that Cohen shall pay to the Reporting Person $162,500 within 30 days of written request. As of August 29, 1997, the Reporting Person and Cohen converted $100,000 principal amount of the Note into 133,333 shares of Common Stock (the "Conversion") of which 66,667 shares were issued to the Reporting Person and 66,666 shares were issued to Cohen, and the Company agreed to issue new $200,000 notes (the "New Notes") to each of the Reporting Person and Cohen, each convertible into Common Stock at the rate of $.75 per share, or up to 266,666 shares for each $200,000 principal amount.



Item 4.  Purpose of Transaction.
--------------------------------

                  The Stock acquired by Koppelman was acquired and is being held as an investment. Except as set forth below, neither Eastlake nor Koppelman has any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (other than the Note); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                  In August 1997 and September 1997, the Company and Eastlake conducted negotiations pursuant to which it was agreed between them that Eastlake would act as placement agent for the Company in selling securities of the Company in a "best efforts" private placement solely to a limited number of accredited investors (the "Agreement of Intent"). Pursuant thereto, in September 1997, the Company commenced an offering of an aggregate of $1,500,000 to $1,800,000 of secured debt and 750,000 - 900,000 warrants to purchase Stock. In connection therewith,Eastlake would receive (i) cash fees equal to 5% of the debt sold by the Company, and (ii) warrants to purchase shares of Stock in an amount equal to 10% of the warrants sold in the private placement. The Company would also grant a security interest in all of its assets to the Reporting Person and Cohen to secure the obligations evidenced by the Note, which would be subordinate to the private placement debt and any other debt to which the private placement debt is subordinated.
 Upon closing of the private placement, Eastlake would receive a 3 year right of first refusal to act as underwriter or placement agent for future public offerings by the Company and certain private offerings by the Company,its officers, directors and principal stockholders. The Company and Eastlake are currently offering these securities to a limited number of accredited investors.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

                  The Reporting Person may be deemed to own beneficially in the aggregate 333,333 shares of Stock (representing the 66,667 shares issued August 29, 1997 and the 266,666 shares issuable upon conversion of the $200,000 principal amount of the New Note issued by the Company to the Reporting Person. Based on the 2,395,680 shares of Stock outstanding as reflected on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, plus the 133,333 shares issued August 29, 1997 to the Reporting Person and Cohen upon the Conversion, and the 266,666 additional shares issuable to the Reporting Person upon conversion of its New Note, the Reporting Person's 333,333 shares beneficially owned constitute approximately 11.9% of the shares of Stock outstanding. The Reporting Person has the sole power to vote and direct the vote or to dispose and direct the disposition of the Stock which he owns. The Reporting Person does not have any interest in 333,333 shares owned by Cohen. The Reporting Person acquired this interest from the original holder of the Note in a private transaction, on or about August 7, 1997, for an aggregate purchase price of $325,000, of which $162,500 is payable to the Reporting Person by Cohen in accordance with their Agreement.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ------------------------------------------------------

                  The Reporting Person and Eastlake do not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Agreement (as defined below) and the Agreement of Intent. The Agreement provided that(i) Cohen had a 50% interest in the Note, including all proceeds derived therefrom and (ii) that Cohen shall pay to the Reporting Person $162,500 within 30 days of written demand. Subsequent thereto, the Reporting Person and Cohen split their interest in the Note, and the Company issued shares and New Notes to them, as set forth above.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

                  EX 99.1 Agreement dated August 7, 1997 between Cohen and the Reporting Person (the "Agreement").

                  EX 99.2  The Note, dated August 31, 1996.

                  EX 99.3  New Note, dated August 29, 1997.

Signatures
----------


                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 23, 1997





                                                      /s/Murray Koppelman
                                                      -------------------
                                                     Murray Koppelman